SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 17)*



                         Volt Information Sciences, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   928703 10 7
                                   -----------
                                 (CUSIP Number)


                                December 31, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |_|  Rule 13d-1(c)

         |X|  Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928703 10 7


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
                           Jerome Shaw
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [    ]

         (b)      [    ]

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization

                  United States of America
--------------------------------------------------------------------------------

Number of             5.       Sole Voting Power                      72,474
Shares Bene-          ----------------------------------------------------------
ficially Owned
By Each               6.       Shared Voting Power                 3,129,230
Reporting             ----------------------------------------------------------
Person With
                      7.       Sole Dispositive Power                 72,474
                      ----------------------------------------------------------

                      8.       Shared Dispositive Power            3,129,230
--------------------------------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   3,201,704

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9)
    21.0%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)
    IN

--------------------------------------------------------------------------------

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

Item 1.

         (a)      Name of Issuer

                  Volt Information Sciences, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  Volt Information Sciences, Inc.
                  560 Lexington Avenue, 15th Floor
                  New York, NY 10022


Item 2.

         (a)      Name of Person Filing

                  Jerome Shaw

         (b)      Address of Principal Business Office or, if none, Residence

                  Volt Information Sciences, Inc.
                  2401 North Glassell Street
                  Orange, CA 92865-2705

         (c)      Citizenship

                  United States of America

         (d)      Title of Class of Securities

                  Common Stock, par value $.10 share

         (e)      CUSIP Number

                  928703 10 7


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


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a)    |_|   Broker or dealer registered under section 15 of the Act (15
                 U.S.C. 78o).

    (b)    |_|   Bank as defined in section 3(a)(6) of the Act (15
                 U.S.C. 78c).

    (c)    |_|   Insurance company as defined in section 3(a)(19) of
                 the Act (15 U.S.C. 78c).

    (d)    |_|   Investment company registered under section 8 of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-8).

    (e)    |_|   An investment adviser in accordance with
                 ss.240.13d-1(b)(1)(ii)(E);

    (f)    |_|   An employee benefit plan or endowment fund in
                 accordance with ss.240.13d-1(b)(1)(ii)(F);

    (g)    |_|   A parent holding company or control person in
                 accordance with ss.240.13d-1(b)(1)(ii)(G);

    (h)    |_|   A savings  associations  as defined in Section  3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i)    |_|   A church plan that is excluded from the definition of
                 an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j)    |_|   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

         The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:3,201,704 shares.

         Pursuant to the rules of the Securities and Exchange Commission respecting beneficial ownership, includes 45,000 shares which were not actually outstanding, but which were issuable upon exercise of an option held by the undersigned, which is presently exercisable in full. Such shares are also considered outstanding for the purpose of computing the "Percent of Class" below. Also includes (i) 2,979.8756 shares held for the undersigned's benefit under the Company's Employee Stock Ownership Plan (the "ESOP") as at December 31, 2003, which ESOP was merged into the Company's 401(k) Savings Plan (as merged, the "Plan") as of January 1, 2000; however, separate accounts are maintained for the shares held under the ESOP and Savings Plan features of the Plan, (ii) 20,530.3889 shares held for the undersigned under the Savings Plan feature of the Plan as at December 31, 2003, (iii) 1,886,230 shares owned by the undersigned and his wife as trustees of a revocable trust for their benefit or as community property, as to which they have shared voting and investment power

(pursuant to the terms of which the undersigned may demand that these shares be transferred back to him at any time), (iv) an aggregate of 1,000,000 shares owned by the undersigned as trustee under two trusts, one for the undersigned's benefit and the other for the benefit of one of his children, (v) 236,250 shares owned of record by the undersigned and his wife as trustees for one of his children (as to which the undersigned and his wife may be deemed to have shared voting and investment power, the reporting of which shares is not an admission of beneficial ownership of such 236,250 shares) and (vi) 6,750 shares of Common Stock beneficially owned by the undersigned's wife, as to which shares the undersigned disclaims beneficial ownership.

         (b) Percent of class: 21.0%

         (c) Number of shares as to which the person has:

             (i) Sole power to vote or to direct the vote: 72,474.*

            (ii) Shared power to vote or to direct the vote: 3,129,230.

           (iii) Sole power to dispose or to direct the disposition of: 72,474.*

            (iv) Shared power to dispose or to direct the disposition of:
                 3,129,230.

* The aggregate of ESOP and Plan share ownership has been rounded to the nearest whole number.

Item 5.      Ownership of Five Percent or Less of a Class

             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person

             Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

             Not applicable.

Item 8.      Identification and Classification of Members of the Group

             Not applicable.


Item 9.      Notice of Dissolution of Group

             Not applicable.

Item 10.     Certification

             Not applicable.


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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2004

                                                            /s/ Jerome Shaw
                                                          ---------------------
                                                              Jerome Shaw



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